MOL Plc.
Finance

08001442

19th March, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

12 March 2008

Closing of share purchase transaction between MOL and Oman Oil Company S.A.O.C

MOL Plc. hereby informs the capital market's participants that as part of the strategic alliance with Oman Oil Company S.A.O.C announced on 10 March 2008, MOL transferred 8,774,040 pieces of „A" series MOL shares to Oman Oil Budapest Limited (subsidiary of Oman Oil Company S.A.O.C) on 12 March 2008.
Following this transaction MOL owns 0 „A" series and 578 „C" series ordinary shares in treasury.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

14 March 2008

MOL signed option agreements with ING Bank N.V.

MOL Hungarian Oil and Gas Plc. ("MOL") hereby informs the capital market's participants that on 14 March 2008, MOL signed agreements with ING Bank N.V. (registered seat: Amstelveenseweg 500, 1081 KL, Amsterdam, Netherlands, hereinafter "ING N.V.") regarding 1,404,217 MOL Series "A" Ordinary shares ("Shares") purchased by ING N.V. from BNP Paribas S.A. ("BNP"), based on which MOL will receive an American call option for the Shares from ING N.V. and ING N.V. will receive a European put option for the Shares from MOL. The maturity for both options is 1 year and the exercise price is USD 109.83794 per share. Simultaneously, the American call option granted by BNP to MOL and the European put option granted by MOL to BNP in respect of the same number of MOL shares terminates.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

14 March 2008

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that according to the notification made by OTP Bank Plc., its direct and indirect voting right in MOL changed as follows:

- On 10 March 2008 its voting right increased to 10.2% based on its 10,309,479 MOL „A" Series Ordinary shares
- On 12 March 2008 its voting right decreased to 9.4% based on its 10,311,079 MOL „A" Series Ordinary shares

The above mentioned changing in voting right was caused by the change in the number of MOL Treasury shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

17 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 14 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 20,000 treasury shares at an average price of 21,143 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 20,000 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

19 March 2008

New gas and condensate discovery in Pakistan

MOL Plc. hereby announces that it has made a new (third) discovery of gas and condensate in the Tal Block, located in the Northern Western Frontier Province of Pakistan.

The production of Mami Khel-1 well is 1.3 million cum/day (8,898 boe/day) gas and 457 cum/day (2,881 bbl/day) condensate at 228 bar (3,239 psig) flowing wellhead pressure through 56/64" choke.

After that the consortium will be conducting further extended tests to evaluate the size and economic potential of the reserves. Further information will be provided in due course.

Hydrocarbon exploration has been carried out in this block since 1999 by a consortium of companies including Oil and Gas Development Co. Ltd (OGDCL), Pakistan Petroleum Limited (PPL), Pakistan Oilfields Ltd (POL) and Government Holdings (Pvt.) Ltd (GHPL) with MOL as an Operator of this Joint Venture. MOL has a 10% interest in the consortium.

Our exploration activity resulted in the first discovery (Manzalai-1 well) in December 2002. After seismic acquisitions performed in 2003 the consortium decided to drill a new exploratory well (Makori-1 well) in 2004. The drilling was successful, MOL announced the discovery in January 2005.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END